Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

6D BYTES INC.
440 N Wolfe RD M/S 215
Sunnyvale, CA 94085
https://www.blendid.com/

Up to $1,999,999.82 in Common Stock at $1.82
Minimum Target Amount: $9,999.08

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: 6D BYTES INC.
Address: 440 N Wolfe RD M/S 215, Sunnyvale, CA 94085
State of Incorporation: DE
Date Incorporated: November 16, 2015

Terms:

Equity

Offering Minimum: $9,999.08 | 5,494 shares of Common Stock
Offering Maximum: $1,999,999.82 | 1,098,901 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.82
Minimum Investment Amount (per investor): $498.68

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time Based

Early Bird discount of 10% Bonus Shares in the first 2 weeks of the compaign

Amount Based

Volume-based Investor Bonus Shares (Not cumulative with time-based Bonus Shares; of these, investors eligible for both will receive the higher of the two)

Tier 1 - 15% bonus shares for investment of $25,000+

Tier 2 - 25% bonus shares for investment of $50,000+

Audience Based

Current and waitlisted investors get 5% bonus shares that can be stacked with Time Based or Amount Based bonus shares (whichever is higher of the two)

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

6D BYTES INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.82/share, you will receive and own 110 shares for $182. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

6D BYTES INC. (d/b/a Blendid) is a California corporation that builds robotic and artificial intelligence-enabled food automation solutions. The company's first product, a fully autonomous robotic kiosk, makes healthy smoothies made fresh-on-demand and customized to individual taste and nutrition preferences. Blendid's kiosks are currently deployed in college cafeterias and supermarkets. The company operates both branded food service locations and licenses its robotic solutions to other foodservice operators. The Company has deployed in multiple locations in partnership with Walmart and Jamba and is expected to grow these partnerships substantially to bring Blendid to various commercial locations nationwide. The company has raised approximately $20 million from crowd investors and institutional investors, including Benhamou Global Ventures, Partech Ventures, and Plug & Play Ventures.

Industry and Market Analysis

The World Bank estimates the food and agriculture industries comprised nearly 10% of global GDP in 2019, a value of $8 trillion based on an estimated global GDP of $80 trillion.A record $1.71 trillion was spent on food and beverages in 2018 at grocery stores and away-from-home meals and snacks in the U.S. alone. That same year Americans spent 9.7% of their disposable income on food, 5% at home and 4.7% ordering out. According to Meticulous Research, the food robotics market was projected to account for $3.1 billion by 2025, expanding at compound annual growth rate (CAGR) of 13.1% worldwide.

More recently, market research provider Report Linker launched an impact survey to examine the impact COVID-19 and the looming recession are having on the market. In its findings, it estimated the food robotics market to account for $1.9 billion for the year 2020, as of July 2020, and anticipates the market will reach $4.3 billion by 2027. After an early analysis of the business implications of the pandemic, the U.S. market is estimated to account for $574.3 million in 2020. China, the world's second largest economy, is forecast to reach a projected market size of $755.1 million by the year 2027, growing at a CAGR of 11.6% over 2020 to 2027. Among the other noteworthy geographic markets are Japan and Canada, each forecast to grow at 10.9% and 10.2%, respectively, over the 2020 to 2027 period. Within Europe, Germany is forecast to grow at an 8.7% CAGR.

An increasing focus by consumers on sustainability, health, freshness, and convenience has placed pressure on the food industry to innovate. AI and machine learning are expected to play an increasingly important role in the food industry. In manufacturing capacities, machine learning can be applied to conduct food market analysis. SPD Group notes that more specific use cases include the use of data collection and classification by machine learning algorithms to try to deduce which food tech trends will soon be popular.

Food product companies must also innovate to keep pace with increasing populations, rising population density, and higher caloric intakes. By 2030, six in seven people will consume at least 3,000 calories per day. By 2050, global population is expected to increase to 9.7 billion, with 66% of said population living in urban areas.

Venture capital investments in food tech hit an all-time high in 2018 reaching $16.3 billion across 1,021 deals. Dollars invested in 2018 nearly quadrupled year-over-year, up from $5.5 billion in 2017 across 872 deals. In 2014, investments in food tech surged to $4.7 billion, up from $2.3 billion in the previous 5 years from 2009 to 2013 combined.

It's also important to note that in the recent times, food tech deal count has increased by over 10% in Q2, 2021 compared to Q1, 2021. Early-stage deals accounted for the majority of deals (62%), up from 46% in the previous quarter. This rise in early-stage deal share points to the issues in the global food system highlighted by the pandemic

and the interest in startups who are innovating to address them (source: https://www.cbinsights.com/research/report/food-tech-trends-q2-2021/).

Venture funding for foodtech startups surged in the Q1, 2021 to $10.1 billion across 241 deals, a 122.3% quarter-over-quarter increase highlighting the momentum around food automation in the post-pandemic world (source: https://pitchbook.com/news/reports/q1-2021-emerging-tech-research-foodtech).

Competitors

Chowbotics: Founded in 2014, Chowbotics uses advanced robotics to make fresh nutritious food. The company's robot vending machine, Sally, makes personalized salads and meals instantly. It has deployed over 100 food robots and claims to have served over 100,000 fresh healthy meals. In June 2018, Chowbotics announced it had raised $11 million in Series A-1 funding led by Foundry Group and Techstars. The company intends to use the proceeds to expand its robotic menu and create robots for grain bowls, breakfast bowls, poke bowls, açai bowls, and yogurt bowls. In February 2021, food delivery and ordering service DoorDash announced that it had acquired Chowbotics.

Spyce: Founded by MIT graduates, Spyce is a Boston, Massachusetts restaurant powered by a fully robotic kitchen that can cook a customer's meal in three minutes or less, it claims. The robotic kitchen is designed to prepare food, cook it, and clean up. The founders, Michael Farid, Brady Knight, Luke Schlueter, and Kale Rogers were inspired to create the robotic restaurant technology concept in light of their experiences as hungry student-athletes on tight budgets. In September 2018, the company announced it had raised $21 million in Series A funding to help expansion efforts and to advance its robotic technology. Consumer company investors Collaborative Fund, Maveron, and existing investor Khosla Ventures participated in the round. In August 2021, California-based fast casual salad chain Sweetgreen announced its plans to acquire Spyce.

Smoothie King: Headquartered in Dallas Texas, Smoothie King is a premier nutritional and lifestyle smoothie bar franchise. The company opened its first store in 1973 and began its franchise expansion in 1989. It now has more than 1,000 stores operating in 34 states, the Caymans, Trinidad, and the Republic of Korea. Its menu offers recipe blends for 28 different fitness blends, 20 slim blends, 17 wellness blends, 17 break time blends, and six kids blends. In 2019, the company was ranked the #1 smoothie franchise in Entrepreneur Magazine's 43rd annual franchise 500 list. In 2018, Smoothie King announced it had achieved record systemwide sales of over $435 million.

Jamba: Founded as Juice Club in 1990 in San Luis Obispo, California, Jamba provides blended whole fruit and vegetable smoothies, bowls, juices, cold-pressed shots, boosts, snacks, and meal replacements. As of 2020, Jamba has more than 850 locations operating in 36 U.S. states, as well as the Philippines, Taiwan, South Korea, Thailand, and Japan. In 2006, the company went public via a reverse merger with the entity Services Acquisition for $265 million. It was subsequently sold to the private equity

firm Roark Capital’s Focus Brands Inc. for $200 million in 2018.

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1 https://blogs.worldbank.org/voices/do-costs-global-food-system-outweigh-its-monetary-value

2 https://techcrunch.com/2019/10/22/the-foodtech-investment-opportunity-present-and-future/

3 https://www.meticulousresearch.com/product/food-robotics-market-4957

4 https://www.grandviewresearch.com/press-release/global-food-robotics-market

5 https://www.reportlinker.com/p05798620/Global-Food-Robotics-Industry.html?utm_source=GNW

6 https://spd.group/machine-learning/machine-learning-and-ai-in-food-industry/

7 https://www.accenture.com/us-en/_acnmedia/pdf-70/accenture-future-of-food-new-realities-for-the-industry.pdf

8 Pitchbook Industry Data; pulled: October 22, 2020

9 Ibid.

10 https://www.linkedin.com/company/chowbotics/about/

11 https://techcrunch.com/2018/06/13/chowbotics-raises-11-million-to-move-its robot-beyond-salads/

12 https://blog.doordash.com/welcoming-chowbotics-to-the-doordash-team-cf0b59c4ce94

13 https://boston.eater.com/2018/9/7/17832612/spyce-robotic-restaurant-21-million dollar-series-a-funding

14 https://www.smoothieking.com/our-story

15 https://www.linkedin.com/company/smoothie-king/about/

16 https://www.qsrmagazine.com/news/smoothie-king-earns-high-franchise-marks after-record-year

17 https://www.linkedin.com/company/jamba-juice/about/

18 https://www.thestreet.com/investing/stocks/poring-through-the-past-at-jamba juice-10276578

19 https://www.restaurantdive.com/news/parent-company-of-cinnabon-jamba-juice considers-ipo/540891/

Current Stage and Roadmap

Current Development Stage

The company is in the commercialization phase of its first product – an 8'x8' autonomous, contactless robotic kiosk that prepares and serves smoothies – in partnership with global brands and operators. The Blendid kiosk uses robotics, machine vision, and artificial intelligence to prepare and serve its healthy, fresh, and delicious smoothies. Blendid's smoothies are customized and made-to-order based on an individual's preferences, using nutrient-rich fruits, vegetables, seeds, and superfoods.

Future Roadmap

The company intends to set up mass manufacturing of its current product and scale up deployments in 2021 and beyond nationwide. Capital raised in this round will support these goals and enable acceleration of our planned efforts to build additional products in various form factors to serve adjacent markets, along with expanding into automation of other cuisines.

The Team

Officers and Directors

Name: Eric Benhamou

Eric Benhamou's current primary role is with Benhamou Global Ventures. Eric Benhamou currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 13, 2017 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Benhamou Global Ventures
  Title: Founding General Partner
  Dates of Service: January 01, 2003 - Present
  Responsibilities: Leading the venture fund as General Partner.

Other business experience in the past three years:

- **Employer:** Evinced
  Title: Board Member

Dates of Service: October 01, 2020 - Present
Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Secret Double Octopus
  Title: Chairman of the Board
  Dates of Service: January 01, 2020 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Virtana
  Title: Board Member
  Dates of Service: March 01, 2016 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Totango
  Title: Chairman of the Board
  Dates of Service: July 01, 2016 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Silicon Valley Bank
  Title: Board Member - Chairman of the Nomination and Governance Committee
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Grid Dynamics
  Title: Board Member - Chairman of the Compensation Committee
  Dates of Service: August 01, 2015 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Ayehu Software Technologies Ltd.
  Title: Board Member
  Dates of Service: July 01, 2015 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Israel Venture Network
  Title: Chairman of the Board
  Dates of Service: June 01, 2001 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** AFAM
  Title: Chairman of the Board
  Dates of Service: January 01, 2007 - June 01, 2020
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Cypress Semiconductor
  Title: Chairman of the Board
  Dates of Service: January 01, 1994 - June 01, 2018
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Name: Veronica Wu

Veronica Wu's current primary role is with Capgemini. Veronica Wu currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 30, 2019 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Capgemini
  Title: Member of the Global Advisory Board
  Dates of Service: October 01, 2020 - Present
  Responsibilities: Member of the Global Advisory Board

Other business experience in the past three years:

- **Employer:** VF Corporation
  Title: Board Member
  Dates of Service: July 01, 2019 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Hone Capital
  Title: Managing Partner
  Dates of Service: June 01, 2015 - August 01, 2020
  Responsibilities: Crafted investment strategy that focuses on integrating technology and quantitative tools through out investment process to enable scalable and superior investment selection; developed the team and led overall operation

Other business experience in the past three years:

- **Employer:** China Science and Merchants Capital Investment Group
  Title: Co-President
  Dates of Service: April 01, 2015 - December 01, 2019
  Responsibilities: Responsible for the group's international business development and operations

Name: Vipin Jain

Vipin Jain's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 17, 2015 - Present
  Responsibilities: Member of Board of Directors of Blendid

- **Position:** Founder & CEO
  Dates of Service: November 17, 2015 - Present
  Responsibilities: Chief Executive Officer (annual salary: $200K, fully diluted ownership: 16.60%)

Name: Venkateswaran Ayalur

Venkateswaran Ayalur's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 17, 2015 - Present
  Responsibilities: Member of Board of Directors of Blendid

- **Position:** Founder & CTO
  Dates of Service: November 17, 2015 - Present
  Responsibilities: Chief Technology Officer (annual salary: $190K, fully diluted equity ownership: 16.60%)

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. The Company's projections rely significantly on the potential revenue from a single customer who the company has signed a commercial agreement with for sale and deployment of its kiosks. There can be no assurance that this customer and/or the Company will be able

to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in food or technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $2,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will

choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The common shares that an investor is buying has proxy voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
The Company was formed on as a corporation in Delaware on November 16, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations

are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. We rely on various intellectual property rights, including patents and trademarks, in order to operate our business. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights,

we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), state and county environment and health departments, and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We could be adversely affected by product liability, personal injury, or other health and safety issues.
As with any company serving food, we must adhere to strict health and safety standards. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition, and results of operations.

Our business, results of operations, and financial condition may be impacted by the coronavirus (COVID-19) outbreak.
With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on our industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations, or financial condition. The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally. Specifically, COVID -19 may impact the production and distribution of the Company. If we are unable to produce our products due to manufacturing strains, we may not be able to distribute our product quickly and scale our business. This impact would mean we'd need to raise additional capital in order to meet our revenue targets.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed.
In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Investors in the company's Common Stock have assigned their voting rights.
In order to subscribe to this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the company's CEO. This irrevocable proxy will limit investors' ability to vote their shares of Common Stock until the events specified in the proxy, which include the company's IPO or acquisition by another entity, which may never happen.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
BGV III, L.P.	1,123,710	Series A-1 Preferred Stock	19.92
BGV III, L.P.	1,432,169	Series A Preferred Stock	19.92
BGV III, L.P.	1,499,999	Series Seed 1 Preferred Stock	19.92
BGV III, L.P.	987,178	Series Seed 2 Preferred Stock	19.92

The Company's Securities

The Company has authorized Common Stock, Series A-1 Preferred Stock, Series A Preferred Stock, Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, Convertible Reg D Note, Convertible Crowd Note, and SAFE 2021. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,098,901 of Common Stock.

Common Stock

The amount of security authorized is 36,964,360 with a total of 16,078,093 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding on a fully diluted basis (16,078,093) includes 11,137,692 shares issued, 511,124 shares to be issued pursuant to outstanding warrants, 3,180,552 shares to be issued pursuant to outstanding stock options, and 1,248,725 shares reserved under the 2015 Equity Incentive Plan.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its

authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Restrictions on Transfer

(a) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "Transfer") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Examples of the basis for the corporation to withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly; or (ii) if such Transfer increases the risk of the corporation having a class of security held of record by 2,000 or more persons, or 500 or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the 1934 Act and any related regulations, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such Transfer is to be effected in a brokered transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(b) If a stockholder desires to Transfer any shares, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Section 46 of these Bylaws.

(c) Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(d) The foregoing restriction on Transfer shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "1933 Act").

(e) Anything to the contrary contained herein notwithstanding, the transactions set forth shall be exempt from the transfer restrictions set forth in paragraph (a) of this Section; provided that, in any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section and the right of first refusal in Section 46 in the Bylaws, and there shall be no further Transfer of such stock except in accord with this Section and the right of first refusal in Section 46.

(f) The certificates representing shares of stock Common Stock of the corporation shall bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

The Right of First Refusal

No stockholder shall Transfer any of the shares of stock of the corporation, except by a Transfer which meets the requirements set forth in Section 36 of the Bylaws and below:

(a) If the stockholder desires to Transfer any of his shares of stock, then the stockholder shall first give the notice specified in Section 36(b) of these Bylaws and comply with the provisions therein.

(b) For 30 days following receipt of such notice, the corporation shall have the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d) of this Section.

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 36 of these Bylaws, within the sixty-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the right of first refusal in paragraph (a) of this Section:

(1) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw;

(3) A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder's Transfer of any or all of its shares pursuant to and in

accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders;

(7) A Transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

Series A-1 Preferred Stock

The amount of security authorized is 2,540,369 with a total of 2,540,369 outstanding.

Voting Rights

One vote per share

Material Rights

1X liquidation preference

Series A Preferred Stock

The amount of security authorized is 8,141,727 with a total of 6,453,067 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding on a fully diluted basis (6,453,067) includes 5,668,570 shares issued and 784,497 shares to be issued pursuant to outstanding warrants.

1X liquidation preference

Series Seed 1 Preferred Stock

The amount of security authorized is 4,178,535 with a total of 4,178,535 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding on a fully diluted basis (4,178,535) includes 3,928,535 shares issued and 250,000 shares to be issued pursuant to outstanding warrants.

1X liquidation preference.

Series Seed 2 Preferred Stock

The amount of security authorized is 2,028,781 with a total of 2,028,781 outstanding.

Voting Rights

One vote per share

Material Rights

1X liquidation preference

Convertible Reg D Note

The security will convert into Next preferred equity round, otherwise series a and the terms of the Convertible Reg D Note are outlined below:

Amount outstanding: $2,050,000.00
Maturity Date: January 31, 2022
Interest Rate: 6.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: 6,000,000

Material Rights

Principal + interest + a repayment premium equal to 100% of the outstanding principal amount in case of change of control in case the note is outstanding at that time.

Convertible Crowd Note

The security will convert into Preferred shares and the terms of the Convertible Crowd Note are outlined below:

Amount outstanding: $480,695.40
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: 1,000,000

Material Rights

In the event of a Corporate Transaction, holder will receive the higher of (i) an amount equal to two times (2X) the price paid Crowd Note (i.e., 2x your principal amount) or (ii) an amount that the holder would have been entitled to receive in such Corporate Transaction had this Crowd Note been converted in full immediately prior to the closing of the Corporate Transaction. If there are not enough funds to pay Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their

Purchase Price.

SAFE 2021

The security will convert into Safe preferred stock and the terms of the SAFE 2021 are outlined below:

Amount outstanding: $3,050,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $52,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE 2021.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $7,523,581.00
  Number of Securities Sold: 8,205,093
  Use of proceeds: Supporting commercialization of first product
  Date: May 24, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $2,050,000.00
  Use of proceeds: Commercialization of first product
  Date: October 31, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $480,695.40
  Use of proceeds: This capital will be used for wages and compensation, marketing, R&D, repayment of debt, and G&A expenses.
  Date: March 01, 2021
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $3,050,000.00
  Use of proceeds: Scaling up manufacturing and operations to support the commercial agreement signed with a major customer.
  Date: June 07, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,941,150.87

Number of Securities Sold: 1,229,296
Use of proceeds: Operating expenses
Date: August 13, 2021
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Blendid began generating revenue in Q2 2018. The company generated an all-time high of $39,880 in revenue in Q1 2020, due mostly to the pickup in demand,a nd sequentially growing before the pandemic hit. Revenue in Q2 and Q3 2020 reflects the shutdown of colleges and their food services due to the COVID pandemic. The company pivoted its target segment away from colleges to supermarkets, and launched a Blendid kiosk at Walmart in Fremont in October 2020 and a co-branded Jamba by Blendid kiosk in Dixon, CA in December 2020. Results have been encouraging and the company has been on an upward trajectory since. The company's unaudited revenue in the most recent quarter (Q2, 2021) was $39,221 and it had more than $1M in deferred revenue on its books. The company expects revenues to grow sequentially in the coming few quarters.

Cost of sales

Cost of sales in 2019 was $83,346, and in 2020 cost of sales was $64,119. The reduction was largely due to our pivot in our target segment mentioned above.

Gross margins

2019 gross profit was -$10,369 and in 2020 it was -$1507. The change relates to our lower cost of goods sold.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, and research and development expenses. Expenses in 2020 increased approximately $150,000 from 2019. This increase was due to increased general and administrative costs.

Historical results and cash flows:

The company signed a commercial agreement with Jamba in 2021 that will allow both companies to expand and deploy "Jamba by Blendid" kiosks across the country in various types of commercial locations. Blendid has also received a strategic investment from Focus Brands (parent of Jamba) as Blendid looks to scale up its manufacturing and operations to bring Jamba by Blendid kiosks to locations nationwide. The company expects top-line revenue to continue to grow in the near future. Given that the company is expected to continue to invest in its operations to scale up the business, it isn't expected to reach profitability in the near future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 31, 2021, the company had $4.65M on hand along with a line of credit of $1.3M that has been exercised to refinance the old debt on more favorable terms. The company successfully raised a little over $3M from strategic and other existing investors using a SAFE note within the past 6 months. The company also successfully closed a $2M Regulation CF campaign on StartEngine platform in August, 2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company has sufficient cash on hand to continue to operate for the next few quarters. The company is also going to pursue institutional financing to secure more capital to invest in its business and support the growth phase. The contemplated campaign is part of its longer term financing strategy.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

At the current burn rate, the company has sufficient cash for the next 3 quarters. If the company is able to raise the full amount, it will comprise less than a third of the total funds of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on our current expesnes and our current burn rate, at least 9 months. Our current burn rate is a little less than $400k monthly.

How long will you be able to operate the company if you raise your maximum funding goal?

12-14 months based on the current burn rate of a little less than $400K monthly, increasing modestly over time.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company is expected to raise institutional financing in the coming few quarters.

Indebtedness

- **Creditor:** Bridge Bank
  Amount Owed: $1,300,000.00
  Interest Rate: 3.5%
  Cash collateralized loan. This loan was used to refinance the SVB loan that was outstanding as of July 17, 2021.

- **Creditor:** Founders
  Amount Owed: $105,567.22
  Interest Rate: 6.0%
  Promissory note to be repaid to founders after raising series B.

Related Party Transactions

- **Name of Entity:** Vipin Jain
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Promissory note payable to the founder in an aggregate amount of $29,952.22, currently contemplated post series B financing of the company. This expense was accrued by the founder at the time of incorporation of the company.
  Material Terms: Simple 6% annual interest rate.

- **Name of Entity:** Venki Ayalur
  Relationship to Company: Director

Nature / amount of interest in the transaction: Promissory note payable to the founder in an aggregate amount of $55,615, currently contemplated post series B financing of the company. This expense was accrued by the founder at the time of incorporation of the company.
Material Terms: Simple 6% annual interest rate.

- **Name of Entity:** Vijay Dodd
  Relationship to Company: Co-founder
  Nature / amount of interest in the transaction: Promissory note payable to the founder in an aggregate amount of $20,000, currently contemplated post series B financing of the company. This expense was accrued by the founder at the time of incorporation of the company.
  Material Terms: Simple 6% annual interest rate

Valuation

Pre-Money Valuation: $56,927,497.90

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, are converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Valuation Basis

The Company recently closed its crowdfunding campaign at almost $50M pre-money valuation and sold the same class of shares at $1.69 per share. Following the start of the last campaign, the company made a signficant commercial partnership and strategic investment annoucement that has the potential to significantly change the food robotics landscape. We think the propsoed valuation is very reasonable.

The $46M valuation of competitor Chowbotics in 2018 (according to Pitchbook, as cited by the Wall Street Journal) provides a relevant benchmark for Blendid. This similar valuation was based on having reached a comparable stage of production

capabilities, and Blendid - having established corporate partnerships with Jamba and Wal-Mart - is currently farther along in penetrating the market than Chowbotics was at that point. Furthermore, on this foundation, Chowbotics was acquired by DoorDash in 2021. In addition, Blended's more sophisticated (complex) process automation not only supports a comparable valuation to Chowbotics but also reflects value in the market more broadly, both in terms of supporting market adoption and presenting a barrier to entry for potential competitors.

https://www.wsj.com/articles/doordash-is-buying-robotics-startup-chowbotics-11612805441

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.08 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  R&D for new products, with a focus on automation of additional cuisine types.

If we raise the over allotment amount of $1,999,999.82, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Onsite and digital marketing to drive awareness and trials at its commercial locations.

- *Operations*
  10.0%
  Support deployment and bringup of new locations using the company product.

- *Research & Development*
  20.0%
  R&D for additional products and automation of cuisines.

- *Working Capital*
  20.0%
  Working capital in order to be able to assemble and ship product to customer locations in a desired timeframe.

- *Company Employment*
  30.0%
  Employees in R&D, marketing, operations, sales and G&A.

- *G&A*
  6.5%
  General and administrative expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than February 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.blendid.com/ (https://www.blendid.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/blendid

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 6D BYTES INC.

[See attached]

6D BYTES INC.

(a Delaware corporation)

Financial Statements for the calendar years ended

October 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

February 26, 2021

To: Board of Directors, 6D BYTES INC.
Attn: Vipin Jain
Re: FYE 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of 6D BYTES INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of October 31, 2020 and 2019, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended October 31, 2020 and 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that its ability to continue as a going concern depends on its ability to raise additional financing in the years ahead. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

February 26, 2021

6D BYTES INC.
BALANCE SHEET
As of October 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		**FYE2020**		**FYE2019**
Current Assets				
Cash and cash equivalents	$	2,273,275	$	4,309,340
Accounts receivable		5,710		15,541
Other current assets		35,523		6,332
Total current assets		2,314,508		4,331,212
Fixed assets, net of accumulated depreciation		1,592,935		1,205,924
Security deposits		44,417		29,417
Total Assets	**$**	**3,951,860**	**$**	**5,566,553**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	42,926	$	128,583
Accrued expenses		120,678		40,000
Deposit liability		0		750,000
Notes payable – current portion		1,866,540		0
Total Current Liabilities		2,030,144		918,583
Notes payable – long-term portion		614,753		514,003
Convertible note payable		2,050,000		0
Interest payable		0		21,641
Total Liabilities		4,694,897		1,454,228
SHAREHOLDERS' EQUITY				
Common Stock (10,000,000 shares of $0.0001 authorized, 8,060,000 and 8,000,000 shares issued and outstanding as of October 31, 2020 and 2019)		806		800
Preferred Stock (20,000,000 shares of $1.00 par value, 14,162,409 and 14,162,409 shares issued and outstanding as of October 31, 2020 and 2019), net of offering costs of $0 and $93,896, respectively		13,476,330		13,476,330
Additional paid-in capital		29,159		9,065
Syndication costs		(106,560)		(93,896)
Retained earnings		(14,142,773)		(9,279,975)
Total Shareholders' Equity		(743,038)		4,112,324
Total Liabilities and Shareholder's Equity	**$**	**3,951,860**	**$**	**5,566,553**

6D BYTES INC.
STATEMENT OF OPERATIONS
For Years Ended October 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	FYE 2020	FYE 2019
Revenues, net	$ 64,119	$ 83,346
Less: Cost of goods sold	65,627	93,715
Gross profit	(1,507)	(10,369)
Operating expenses		
General and administrative	952,703	735,935
Research and development	2,295,150	2,408,486
Sales and marketing	809,639	726,576
Total operating expenses	4,057,492	3,870,998
Net Operating Income (Loss)	(4,058,999)	(3,881,367)
Interest income (expense), net	(82,013)	(60,256)
Other income (expense)	90,566	28,083
(Loss) on sale of equipment	0	(55,255)
Depreciation (expense)	(811,552)	(122,210)
Tax (provision) benefit	(800)	2,537
Net Income (Loss)	$ (4,862,798)	$ (4,088,468)

6D BYTES INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For Years Ended October 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional			Total
	# of shares	$	# of shares	$	Paid-In Capital	Syndication Fees	Retained Deficit	Shareholders' Equity
Balance as of November 1, 2018	**8,000,000**	**$ 800**	**6,046,645**	**$ 6,046,645**	**$ 9,065**	**$ 0**	**$ (5,100,593)**	**$ 955,917**
Issuance of preferred stock			8,115,764	7,429,685		(93,896)		7,335,789
Prior period adjustment to retained earnings							(90,915)	(90,915)
Net income (loss)							(4,088,468)	(4,088,468)
Balance as of October 31, 2019	**8,000,000**	**$ 800**	**14,162,409**	**$ 13,476,330**	**$ 9,065**	**$ (93,896)**	**$ (9,279,975)**	**$ 4,112,323**
Issuance of common stock	60,000	6			20,094	(12,664)		7,436
Net income (loss)							(4,862,798)	(4,862,798)
Balance as of October 31, 2020	**8,060,000**	**$ 806**	**14,162,409**	**$ 13,476,330**	**$ 29,159**	**(106,560)**	**$ (14,142,773)**	**$ (743,038)**

6D BYTES INC.
STATEMENT OF CASH FLOWS
For Years Ended October 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Operating Activities		
Net Income (Loss)	$ (4,862,798)	$ (4,088,468)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: depreciation	811,552	122,210
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	9,831	(15,541)
(Increase) Decrease in other current assets	(29,191)	(6,207)
(Increase) Decrease in security deposits	(15,000)	(29,417)
Increase (Decrease) in accounts and credit cards payable	(85,657)	30,589
Increase (Decrease) in accrued expenses	80,678	(133,710)
Increase (Decrease) in accrued interest	(21,641)	21,641
Increase (Decrease) in deposit liability	(750,000)	750,000
Net cash used in operating activities	(4,862,226)	(3,348,903)
Investing Activities		
Purchase of fixed assets	(1,198,563)	(1,248,167)
Net cash used in operating activities	(1,198,563)	(1,248,167)
Financing Activities		
Proceeds (repayment) of notes and convertible notes	4,017,290	(219,920)
Issuance of common or preferred stock	20,100	7,429,685
Payments of issuance costs	(12,664)	(93,896)
Non-cash adjustment	0	(90,914)
Net change in cash from financing activities	4,024,726	7,024,955
Net change in cash and cash equivalents	(2,036,065)	2,427,886
Cash and cash equivalents at beginning of period	4,309,340	1,881,453
Cash and cash equivalents at end of period	$ 2,273,275	$ 4,309,340

6D BYTES INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Years Ending October 31, 2020 and 2019

NOTE 1 – NATURE OF OPERATIONS

6d bytes, Inc. (the "Company") was formed under the laws of the state of Delaware on November 16, 2015 as a domestic corporation. The Company is headquartered with office space in Sunnyvale, California and has retail space in Palo Alto, CA.

The Company builds robotic food automation solutions under the brand name Blendid. Blendid kiosks are autonomous, contactless, food robotics kiosks that use advanced technology including robotics, machine vision, and artificial intelligence, to prepare and serve food. The Company's first concept uses this technology to prepare smoothies, which are referred to as Blends. Blendid kiosks are currently available in several Northern California locations and will soon be available nationwide.

Since inception, the Company has incurred losses and has relied on securing loans and funding from investors. The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2020, the Company faces economic uncertainty due to the COVID-19 pandemic.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of October 31, 2020 and 2019, the Company had $2,273,275 and $4,309,340 of cash on hand, respectively.

Prepaid expenses and other current assets
Prepaid expenses and other current assets consist of various payments that the Company made in advance for goods or services to be received in the future, which mainly consist of software-as-a-service subscriptions, prepaid rent and health benefits requiring up-front payments. The Company has a minimum expense amount of $1,000 in order to capitalize as a prepaid asset versus expense in the current reporting period.

Inventory
Inventories are stated at the lower of cost or market. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of goods sold. In the current fiscal year, the company did not experience any write-downs or write-offs.

Fixed Assets
Fixed assets are stated at acquisition cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period. The Company has a minimum expense amount of $1,000 in order to capitalize as a fixed asset versus expense in the current reporting period.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of property, plant, and equipment are:

Furniture and Fixtures	5 Years
Computers	3 Years

Other assets consist of Intellectual Property, Domain Name, Organizational & Start-up Cost, Kiosk Assets and Concept Store Buildout. Kiosk assets are built and portable to be placed in a store front. They are depreciated over 3 years. Costs related to the design and buildout of the concept storefront are depreciated over the lease period.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in

performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

	Balance at November 1, 2019	Additions	Disposals	Depreciation	Balance at October 31, 2020
Domain Name	$ 10,000				$ 10,000
Other Intangibles	79,567				79,567
Kiosk Assets	992,380	1,156,172		769,369	1,379,183
Concept Store	88,472	38,035		25,837	100,670
Computers & Equipment	35,104	4,355		16,346	23,114
Total	$ 1,205,924	1,198,563		811,552	$ 1,592,935

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be

sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Deposit Liabilities
The deposit liability of $750,000 recorded as of October 31, 2019 was partially paid back ($650,000) and partially recorded as a break-up fee in other income ($100,000) during the fiscal year ending October 31, 2020.

On December 29, 2019, the Company agreed to a letter Re: Termination of International Deployment and Marketing Agreement. The original $750,000 deposit liability was replaced with a $100,000 termination fee.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company’s primary source of revenue is the sales blended drinks. As a result, the Company recognizes revenue immediately at the time of sale.

Inventories
The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of October 31, 2020 and 2019, the Company had $651,196 and $276,702 of inventory, respectively.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are

currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a corporation for US federal tax purposes. The Company is current with its filing obligations through the periods ended ended October 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has related party promissory notes payable with three key employees for a combined total of $105,500 of principal and $27,976 of accrued interest totaling $133,476 as of October 31, 2020.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

Notes Payable
On October 28, 2020, the Company entered into a Second Amendment to the Loan and Security Agreement with Silicon Valley Bank that was originally signed on June 29, 2018 for notes and accrued interest totaling 1,866,540. The new terms and conditions provide for 8 percent interest per annum, payments deferred until April 1, 2021 and the loan due by March 1, 2022.

The Company also received a Paycheck Protection Program loan ("PPP") as authorized by the CARES Act of 2020 of $506,700 on May 4, 2020. Until forgiven, PPP loans are a legal form of debt. The company has chosen to account for this loan under the guidance for Debt as contained in ASC 470, and accounted for interest under the guidance of ASC 835 Interest, until such time that it is determined whether this PPP loan will be granted forgiveness. Interest was recognized in the amount of $2,486 bringing the carrying value of the principal and accumulated interest of the SBA PPP loan shown on the Company balance sheet as debt to $509,186 as of the fiscal year-end of October 31, 2020.

Convertible Notes
On October 31, 2020, the Company issued Convertible Note Series 2020A with an aggregate principal amount not to exceed $2,200,000 and issued in a series of multiple closings to certain persons and entities, collectively the "Holders". Per the issuance, the Company shall issue warrants to purchase shares of the Company's Series A Preferred Stock ("Warrant Shares") with an exercise price of $0.01 per share.

The Warrant shall be exercisable for a number of shares of Warrant Shares equal to (i) 50% of the aggregate principal amount of the Note, (ii) divided by the price at which shares of Series A Preferred Stock have been previously sold by the Company (i.e., $1.3002 per share), as adjusted for stock splits, combinations

and the like (the "Series A Price"). The Warrant will have a term ending on October 30, 2025, provided that the right to exercise the Warrant will terminate upon a Change of Control (as defined below).

As of October 31, 2020, the total number of all amounts issued to a total of twenty-three Holders was $2,050,000 as of October 31, 2020. The number of warrant shares shown in the required Convertible Note Series 2020A ledger was 788,343 as of October 31, 2020.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

As of November 1, 2018, and as further amended on September 27, 2019, the Company was party to a non-cancellable lease agreement amended annually for its Sunnyvale, California office space. The base rent as of October 31, 2020 is set at $17,300 per month plus expenses.

On February 21, 2019, the Company signed a lease for retail space in Palo Alto, California. The lease period is five years and four months, commencing on March 1, 2019 and ending May 31, 2024. Base rent is set for $14,708.40 per month.

The Company was given various COVID rental concessions during 2020.

On November 7, 2020, the Company signed a Lease Termination Agreement for the retail space in Palo Alto, California. The Company agreed to pay a total of $100,000 between November 30, 2020 and April 1, 2021 and relinquish the security deposit of $29,416.80 on April 1, 2021.

On October 1, 2020, the Company agreed to a rent concession for its Sunnyvale location to pay $0 rent for October 2020 through December 2020. On January 4, 2021, the Company agreed to a rent concession of $0 for January and February 2021 and a rental amount of $9,975.00 for March 1, 2021 through June 30, 2021. The rent would return to $19,950.00 per month thereafter, renewed monthly with no long-term obligation.

NOTE 7 – EQUITY

The Company has two classes of stock, Common stock and Preferred stock.

As of October 31, 2020 the Company had authorized 20,000,000 shares of common stock and has issued 8,000,000 shares of Restricted from Founder Shares of common stock and 60,000 shares of Non-Restricted common stock. The company also has reserved an additional 1,480,000 shares of Restricted common stock through stock option grants. All common stock shares have a par value of $0.00001 per share.

As of October 31, 2020, the Company had 5,000,000 authorized Series Seed 1 Preferred and 2,500,000 authorized Series Seed 2 Preferred. On June 13, 2017, the Company raised $2,199,000 in exchange for 3,929,000 shares of Series Seed 1 Preferred stock and on November 20, 2017, the Company raised an additional $1,582,000 in exchange for 2,029,000 shares of Series Seed 2 Preferred stock.

As of October 31, 2019 the Company has authorized 8,142,000 and issued 5,665,000 shares of Series A Preferred stock and authorized and issued 2,540,000 shares of Series A-1 Preferred stock. The price per share average was $1.11.

On June 13, 2017, the Company issued a warrant to purchase up to 250,000 common shares with an exercise price equal to the fair market value at time of issuance, which was $0.60 per share. The warrant has an expiration date of June 13, 2024. The Company determined that this warrant is a free-standing financial instrument that is legally detachable and separately exercisable from the common shares. Additionally, the warrant can only be settled in shares. In accordance with Topic 815, the outstanding warrant is recognized in equity and measured at its inception date fair value. The Company carries $25 of Stock Warrant equity related to this issuance. As of October 31, 2020, the Company has 321,000 warrants outstanding.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $5,000,000 of securities in an offering intending to be exempt from registration under Regulation Crowdfunding.

Management's Evaluation
Management has evaluated subsequent events through February 26, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Blendid

The Worlds First Autonomous Robotic Food Kiosk


Blendid
Real Food. Artificial Intelligence.

Website Sunnyvale, CA FOOD & BEVERAGE

$0.00 raised

$1,941,151 previously crowdfunded

0 Investors	$56.9M Valuation
$1.82 Price per Share	$498.68 Min. Investment
Common Shares Offered	Equity Offering Type
$2M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Blendid builds robotic and AI-enabled food automation solutions. The company's first product, a fully autonomous robotic kiosk, crafts healthy and delicious smoothies that are made fresh-on-demand and customized to individual taste and nutrition preferences. Blendid recently signed a commercial agreement with Jamba and is ready to scale operations to achieve its mission of making healthy food more personalized and accessible.

Reasons to Invest

- Blendid and Jamba have signed a commercial agreement that will allow the companies to expand and deploy "Jamba by Blendid" kiosks across the country in various types of commercial locations. Blendid has also received a strategic investment from Focus Brands (parent of Jamba) as Blendid looks to scale up its manufacturing and operations to bring Jamba by Blendid kiosks to locations nationwide.
- Blendid is already operating in retail stores and universities including select Walmart locations and a co-branded location with Jamba and has announced expansion plans to Southern California and Georgia as our next markets. Blendid has optimized its operations through real-world experience in colleges and supermarkets, having served over 50K smoothies already.
- Blendid's proprietary contactless, food-safe, and NSF-certified technology is poised for increased market adoption in the post-COVID world. Their AI-driven platform has 10 patents granted or in-process.


Updates Since Our Last Raise:
1 We closed our last crowdfunding round at $2M, but with $400K in waitlisted investments (20% oversubscribed).

OVERVIEW

Healthy Food Made Accessible with Robotic and AI Technology

Healthy options always seem limited when we're in a hurry. That's where Blendid comes in. Their compact, accessible robotic food kiosk is designed to...

- Empower operators to meet consumer demand for fast, healthy, affordable food options with greater consistency and lower overhead than traditional food service models
- Give consumers fresh, healthy, and personalized food options on the go
- Provide consumers with a contactless, safe, and all-digital experience



THE PROBLEM

Healthy Eating Is Expensive for Consumers and Operators

People generally want to eat healthy, provided they can find options that also taste great *and* are easy on their wallets. However, it's challenging to get affordable, delicious, healthy food on the go. That's because it's usually either **unavailable** where and when they need it, too **expensive**, or not in line with their **taste preferences**.


$2.99
Vs.
$13.99

At the same time, operators face their own set of challenges, including **rising food costs** (source), **hiring challenges** and **wage increases** (source), and increased **demand for healthy, affordable food** (source). Covid-19 has added additional pressures, including the need for **contactless** ordering, assembly, and delivery.


Food service operators were already struggling on razor-thin margins due to:
Rising costs
Difficulty hiring reliable labor
Increased consumer demands for fresh, healthy, affordable food
COVID has added extra pressure
Further cost increases
NEED for contactless ordering, assembly & delivery
Consumer safety and trust

THE SOLUTION

Hello, Blendid

Meet Blendid: a compact, autonomous, contactless robotic food kiosk that can be installed in a wide range of locations to provide 24/7 fresh food service at low operational costs.



Robotics and AI are changing the way we live, work, and eat. Blendid deploys this technology in an 8x8 foot kiosk to give consumers access to healthy, affordable, and delicious food anywhere.

The Blendid solution is designed to optimize the consumer experience and maximize operator effectiveness with cutting-edge technology.

- Blendid’s **vision algorithms** learn and adapt to recognize ingredients, recipes, and levels; their continuous calibration ensures that errors are eliminated even across diverse operating environments
- Blendid's **AI engine** continuously learns and adapts to consumer preferences
- Blendid has **10 design patents** awarded (4) or in progress (6) for software-driven food preparation and cloud-driven distributed IoT management
- The company’s **Restaurant Management System** provides a full suite of provisioning, monitoring, and analytics tools to manage and operate kiosks remotely


Its more than a ROBOT - foodOS
is the nervous system powered by artificial intelligence for fully automated food preparation onsite and in cloud kitchens
Blendid

Vision System - a perfect pour every time


CUP
LEVEL
Blendid

Blendid’s AI Engine Knows Consumer Preferences:


iD - AVA
Most ordered
Undercover kale 28
The classic 7
PB Choc 1
Customisations
+ Mango 22
- Ginger 12
- Nuts 1
Dietry requirements
Vegan
Gluten
Nuts
Seeds
Dairy
Other
Notifications
Allow
Recomendations
Mango Drinks

Blendid’s Restaurant Management System enables remote monitoring


Blendid
JAMBA BY BLENDID - DIXON
65%
77%
78%
74%
62%
63%
76%
80%

THE MARKET

Global Demand for Healthy, Accessible Food

Covid-19 has spurred significant, rapid changes in the food industry. While this reality has been challenging, it has also created a lot of opportunity for food service providers.

Here's what the Global QSR industry looked like in 2019:

- Fast Casual Restaurants = $48 Billion (Source)
- Fast Food Restaurants = $239 Billion (Source)
- Managed Cafeteria = $50 Billion (Source)


Fast Casual
$48B
Fast Food
$239B
Managed Cafeteria
$50B

And based on the values of the current QSR industry, there's no question that consumers are after food that is not only cost-effective but also fresh and healthy.

Better still, the food robotics market is projected to reach $3.1 billion by 2025, expanding at a compound annual growth rate (CAGR) of 13.1% worldwide (Source).


$3.1B
Food Robotics Market
2025

In the US alone, Blendid has identified over 70,000 locations where the company's current offering is poised to bring value and capture market share.


Companies
Health Clubs
Military Bases
Colleges
Amusement parks / tourist hot spots
Storefronts /Retail
70,000+
TOTAL LOCATIONS (US ALONE)
Shopping Malls
Supermarkets
Hospitals
Airports
Stadiums
SAM
$18B
Post COVID restrictions Opportunity
Companies
Health Clubs
Military Bases
Colleges
Amusement parks / tourist hot spots
Storefronts /Retail
120,000+
TOTAL LOCATIONS (US ALONE)
Shopping Malls
Supermarkets
Hospitals
Airports
Stadiums
SAM
$30B

**Based on company research and management's estimate of per-unit revenue.*

OUR TRACTION

Blending In

Blendid launched to the public in 2019 with locations at the University of San Francisco and Sonoma State University.

In 2020, Blendid signed pilot agreements with **Walmart** and **Jamba:**

- First Walmart location launched in Fremont, California in October 2020
- Second Walmart location, co-branded with Jamba, launched in November 2020 in Dixon, CA

In 2021, Blendid and Jamba signed a commercial agreement that will allow the companies to expand and deploy "Jamba by Blendid" kiosks across the country in various types of commercial locations. Blendid has also received a strategic investment from Focus Brands (parent of Jamba) as Blendid looks to scale up its manufacturing and operations to bring Jamba by Blendid kiosks to locations nationwide.


Blendid
Real Food. Artificial Intelligence
Order
Welcome to your
Walmart


jamba
by Blendid
order here
Every day low prices.
jamba

In addition to expanding their partnerships with Walmart and Jamba, Blendid is working with other global food management and retail brands to deploy in a wide range of food service locations, including:

- Grocery and retail locations
- Colleges
- Hospitals
- Fitness centers
- Corporate offices
- Airports
- Shopping malls

WHAT WE DO

Autonomous Food Solutions for a Post-COVID World

Blendid leverages advanced technology—including robotics, machine vision, and artificial intelligence—to prepare and serve healthy, fresh, and delicious food.



The company's first concept makes use of this technology to prepare vegetable and fruit-based smoothies. Blendid's smoothies are customized based on an individual's preferences and made to order using nutrient-rich fruits, vegetables, seeds, and superfoods.

For the consumer, Blendid's kiosk experience goes like this:

1. Order at the kiosk on a tablet or ahead of time on the app
2. Select and customize smoothie
3. Receive notification when smoothie is ready, approximately 3 minutes after ordering
4. Retrieve smoothie (stored inside the kiosk after being prepared)


1 Choose your blend
2 Customize it
3 Prepaid and prepping
Your blend is ready!

All ingredients are either refrigerated or flash frozen to maintain freshness and optimal taste. Blendid uses only real, whole fruits, vegetables, and other nutrient-rich ingredients.

THE BUSINESS MODEL

Profitable For Operators

As a food service technology provider, Blendid licenses its technology to large, established food service and retail operators with deep expertise in activating and managing food service locations.

While they operate a limited number of Blendid-branded locations to try new concepts and or establish proof points, Blendid's business is primarily driven by licensed, co-branded products (like with Jamba!).

Here's what Blendid operators can expect when getting set up:

- Purchase Blendid kiosk for $100k and pay 20% of sales as a licensing fee for use of the food operating platform and technical support
- Benefit from 24/7 remote support and coaching from Blendid's network operation center
- See kiosk purchase price decrease meaningfully over time, as Blendid scales up production


Kiosk
Purchase Price
$100K
20%
OF SALES
Licensing
Fees

Then, due to low operational costs associated with Blendid, an operator can expect to achieve significantly wider margins that they would have realized through a traditional food service model.

With very attractive location-level unit economics

	Projected range
Annualized Gross Sales	$200K - $400K
Food Costs	20% – 30%
Other OPEX	20% – 30%
Operating Margin	40% – 60%
Blendid Licensing	20%
Operator Net Margin	20% – 40%

**Projections based on management's experience; actual outcomes may vary.*

HOW WE ARE DIFFERENT

More Than Just A Robot

While a variety of robotic food vendors have emerged to capitalize on this expanding market, there is nothing quite like Blendid.

The company's cutting-edge design is supported by:


10 Patents
Granted or in process
2 Trademarks
NFS Food-Safe Approval

Blendid also brings together deep expertise in three key areas that are critical for success in this space - Technology, Business, and Culinary.


Blendid Brings the Right Skills Together
Technology
ROBOTICS
AI
UI/UX
CONTROL SYSTEMS
MOBILE
CLOUD
Culinary
CULINARY SKILL
HEALTH TRENDS
NUTRITION
FOOD SCIENCE
CREATIVITY
Business
B2B
B2C
MARKET ANALYSIS
SUPPLY CHAIN
OPERATIONS

Blendid has spent five years advancing each of these areas - with a rockstar team of leaders and advisors from each discipline. The result is a field-proven operating and hardware system that works with very high uptime and is already in-market serving customers.

OUR LEADERSHIP

A Team of Driven Leaders

Succeeding in a space as complex as Food Tech requires strong leaders with complementary skill sets and unrelenting drive.

When cultivating their winning team, Blendid sought out a combination of skills, passion, and creativity to innovate.

Meet Blendid's all-star leadership team and experienced board members and advisors:



Vipin Jain
Co-founder & CEO

VP Barnes & Noble Nook Media, Co-founder & CEO Retrevo, Co-founder Telseon IP, MS Physics BITS



Venki Ayalur
Co-founder & CTO

Software Lead Barnes & Noble Nook, Motorola Engineering, MBA Kellogg, MS Computer Science Northern Illinois



Vijay Dodd
Co-founder & VP, Engineering

HW & SW Engineering Dir. Barnes & Noble Nook, Engineer Dir. Palm, Masters of Tech in Systems & Controls



Kristen Rasmussen
Executive Chef & Nutritionist

Founder Rooted Food, Food Science Adjunct faculty UC Berkeley & Nordic Food Lab & Culinary Institute America



Carrie Sams
Business Development Lead

VP Business Development Blaze Pizza, Sr. Director Domestic Development, Jamba Juice, Director CMI Marketing



Richard O’Brien
VP Retail Operations

Dir. Purchasing The Melt, Dir. Supply Chain Specialty’s, Supply Chain & Operations Jamba Juice



Covahne Michaels
VP, Marketing

Dir. eComm Strategy, Innovation, Brand Management J.M. Smucker, Del Monte, Kraft Foods, MBA Tuck at Darmouth



Shirish Joshi
VP, Manufacturing Operations

Founder Amphion, VP Manufacturing Operations Kaptivo, littlebits, Pluribus Networks, MS Industrial Eng URI



Ram Nagarajan
VP, Business Operations

Co-founder SmarterD, Sales & Partnerships Barnes & Noble Nook, Netflix, MS Electrical Engineering MIT



James D White
Advisor

Board member Panera, former CEO & chairman Jamba Juice, SVP Safeway & Gilette, Nestle



Maisie Ganzler
Advisor

Chief strategy & Brand Officer Bon Appetit Management Company



Eric Benhamou
Board Member

Founder & General Partner Benhamou Global Parners, former CEO & Chairman 3COM



Michelle Gloeckler
Advisor

Board Member BJs, former EVP Walmart, VP Hershey's



Cody Rose
Advisor

VP Product, Resy (Amex Dining), former VP Guest Experience Chipotle



Gary Bradski
Advisor

Creator and Founder of Open CV, Consulting Professor at Stanford



Veronica Wu
Board Member

Board Member VF Corp, former VP Telsa, Managing Director Education and Enterprise Apple

Vipin Jain; Kristen Rasmussen; Covahne Michaels; Venki Ayalur; Carrie Sams; Shirish Joshi; Vijay Dodd; Richard O'Brien; Ram Nagarajan; James D. White; Maisie Ganzler; Eric Benhamou; Michelle Gloeckler; Cody Rose; Gary Bradski; Veronica Wu

THE VISION

We Are Going Places - And We Know It

Over the next four years, Blendid has a vision to expand to thousands of national and international locations, with their food operating system automating a variety of cuisines to meet the needs and food preferences of millions of consumers.

This vision is supported by the growing food robotics market, which is estimated at $1.9 billion for the year 2020 and expected to reach $4.0 billion by 2026 (source).

WHY INVEST

Healthy Food Accessibility Is Ready to Launch

Food tech automation is here to stay and poised for rapid growth. Blendid has put in the work to build a strong foundation and is now ready to scale.

Join Blendid in their mission to provide healthy food for everyone, everywhere!





Meet Our Team

Offering Summary

Company :	6D BYTES INC.
Corporate Address :	440 N Wolfe RD M/S 215, Sunnyvale, CA 94085
Offering Minimum :	$9,999.08
Offering Maximum :	$1,999,999.82
Minimum Investment Amount (per investor) :	$498.68

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,494
Maximum Number of Shares Offered	1,098,901
Price per Share	$1.82
Pre-Money Valuation	$56,927,497.90

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time Based

Early Bird discount of 10% Bonus Shares in the first 2 weeks of the compaign

Amount Based

Volume-based Investor Bonus Shares (Not cumulative with time-based Bonus Shares; of these, investors eligible for both will receive the higher of the two)

Tier 1 - 15% bonus shares for investment of $25,000+

Tier 2 - 25% bonus shares for investment of $50,000+

Audience Based

Current and waitlisted investors get 5% bonus shares that can be stacked with Time Based or Amount Based bonus shares (whichever is higher of the two)

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

6D BYTES INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.82/share, you will receive and own 110 shares for $182. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Meet Blendid. A contactless automated solution for healthy on-the-go eating that's ordered in the safety of your cell phone and prepared by a robot with zero human interaction. Let's try one Sara. here selects an antioxidant-rich immunity boosting blend and customizes it based on her unique taste and health preferences. It notes Sara's custom blend and begins gathering the ingredients whole fruits vegetables seeds powders and juices that are fully protected through the blended supply chain, doing all this while multitasking Dan's Ben's and Ava's custom orders. Then it's blended ready to pour and serve to you anywhere anytime and now Blendid’s AI engine knows the individual preferences of Sara and all Blendid consumers so that each blend is crafted specifically for them with no risk of viruses or contamination. Always healthy safe and reliable. real food artificial intelligence. to learn more visit Blendid.com.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "6D BYTES INC.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF MAY, A.D. 2019, AT 2:47 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5880916 8100
SR# 20194537795

Authentication: 202897014
Date: 05-24-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:47 PM 05/24/2019
FILED 02:47 PM 05/24/2019
SR 20194537795 - File Number 5880916

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF 6D BYTES INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

6d bytes inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is 6d bytes inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 16, 2015 under the name 6D Company.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is 6d bytes inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 3500 South DuPont Highway, City of Dover, County of Kent, 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 28,964,360 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 16,889,412 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. Redemption. The Common Stock is not redeemable at the option of the holder.

4. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Common Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

B. PREFERRED STOCK

4,178,535 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed 1 Preferred Stock**"; 2,028,781 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed 2 Preferred Stock**"; 8,141,727 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**"; and 2,540,369 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A-1 Preferred Stock**", each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The Series A Preferred Stock and Series A-1 Preferred Stock may collectively be referred to as the "**Series A/A-1 Preferred Stock**". Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

The holders of Preferred Stock shall be entitled to receive, on a pari passu basis, when, as and if declared by the Board of Directors of the Corporation, but only out of funds that are legally available therefor, cash dividends at the rate of eight percent (8%) per annum of the applicable Original Issue Price (as defined below) on each outstanding share of Preferred Stock (the "**Non-cumulative Preferred Dividend**"). Such dividends shall be payable only when, as and if declared by the Board of Directors of the Corporation and shall be non-cumulative. In any fiscal year, the Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (a) the amount of the Non-cumulative Preferred Dividend and (b) (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined

by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price; *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean $0.60 per share with respect to the Series Seed 1 Preferred Stock, $0.78 per share with respect to the Series Seed 2 Preferred Stock, $1.3002 per share with respect to the Series A Preferred Stock and $0.9257 per share with respect to the Series A-1 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid , on a pari passu basis, out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any Non-cumulative Preferred Dividend declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 2.FourthB.4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the "**Preferred Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock, including a majority of the outstanding shares of Series A Preferred Stock (the "**Requisite**

Holders"), elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock, on a pari passu basis, at a price per share equal to the Preferred Liquidation Amount.

Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(c) Redemption Notice. The Corporation shall send written notice of the redemption pursuant to this Subsection 2.3.2(b) (the "Redemption Notice") to each holder of record of Preferred Stock not less than forty days prior to Redemption Date. Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;
(ii) the Redemption Date and the Redemption Price;
(iii) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1); and
(iv) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

(d) Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has previously exercised his, her or its right to convert such shares as provided in Section B.4, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, as requested in writing by the Corporation, and thereupon the Preferred Liquidation Amount for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the

"**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Series Seed 1 Preferred Stock and Series Seed 2 Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect one director of the Corporation (the "**Series Seed Director**"). The holders of record of the shares of Series A Preferred Stock, voting exclusively and as a separate class on an as-converted basis, shall be entitled to elect one director of the Corporation (the "**Series A Director**," and together with the Series Seed Director, the "**Preferred Directors**"). The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation (collectively, the **"Common Stock Directors"**). Any director elected as provided in the preceding three (3) sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation may be filled by a majority of the directors then in office, though less than a quorum, or by a sole director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such newly created directorship is in relation to the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such newly created directorship as provided for herein. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single

class, shall be entitled to elect the balance of the total number of directors of the Corporation (such director(s) together with the Preferred Directors, the "**Non-Common Directors**"). At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Series Seed 1 Preferred Stock and Series Seed 2 Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Series A Original Issue Date (as defined below) on which there are issued and outstanding less than 1,500,000 shares of Series Seed 1 Preferred Stock and Series Seed 2 Preferred Stock in the aggregate, and the rights of the holders of the Series A Preferred under the first sentence of this subsection shall terminate on the first date following the Series A Original Issue Date on which there are issued and outstanding less than 1,700,000 shares of Series A Preferred Stock in the aggregate (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when at least 3,200,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of any series of Preferred Stock;

3.3.3 create (by reclassification or otherwise), or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock having rights, preferences or privileges senior to or on parity with the Preferred Stock with respect the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4 increase the authorized number of shares of Common Stock or Preferred Stock;

3.3.5 cause or permit any of its subsidiaries to, without approval of the Board of Directors, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens, or develop a computer network either incorporating Tokens or permitting the generation of Tokens by network participants;

3.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

3.3.7 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.8 increase or decrease the authorized number of directors constituting the Board of Directors;

3.3.9 amend or waive any of the foregoing provisions of this Subsection 3.3.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price (as defined below) by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be equal to $0.60 per share with respect to the Series Seed 1 Preferred Stock, $0.78 per share with respect to the Series Seed 2 Preferred Stock, $1.3002 per share with respect to the Series A Preferred Stock and $0.9257 per share with respect to the Series A-1 Preferred Stock. For each series of Preferred Stock the initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total

number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and

all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Applicable Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series A Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of

Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including at least one Preferred Director (provided that any Options for such shares that expire or terminate unexercised or any restricted stock repurchased by the Corporation at cost shall not be counted toward such maximum number unless and until such shares are re-granted as new stock grants (or as new Options) pursuant to the terms of any such plan, agreement or arrangement);

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including at least one Preferred Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including at least one Preferred Director;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the

Board of Directors of the Corporation, including at least one Preferred Director;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including at least one Preferred Director; or

(ix) shares of Series A/A-1 Preferred Stock issued pursuant to the Corporation's Series A and A-1 Preferred Stock Purchase Agreement dated on or about the Series A Original Issue Date or Convertible Securities, including warrants, issued to any purchaser of the Series A/A-1 Preferred Stock in connection with the transactions contemplated thereunder.

4.4.2 No Adjustment of Applicable Conversion Price. No adjustment in the applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such applicable Conversion Price as would have obtained had such

revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 2.FourthB.4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, the applicable Conversion Price shall be readjusted to such applicable Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Applicable Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A

Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 2.FourthB.4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the

proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 2.FourthB.4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 2.FourthB.4.4.4 then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of

Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 2.FourthA.12.FourthB.1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into

which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $3.9006 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50 million of gross proceeds to the Corporation (a "**Qualified IPO**") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redemption. Other than as set forth in Section 2.3.2(b), the Preferred Stock is not redeemable.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Preferred Stock are entitled to elect at least one Preferred Director, the affirmative vote of at least a majority of the Non-Common Directors shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.4 of the Investors' Rights Agreement, dated on or about the Series A Original Issue Date, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the

indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted

under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

This Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on May 24, 2019.

By: /s/ Vipin Jain
Vipin Jain, Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "6D BYTES INC.", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF MARCH, A.D. 2021, AT 1:19 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5880916 8100
SR# 20210875818

Authentication: 202738985
Date: 03-16-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:19 PM 03/11/2021
FILED 01:19 PM 03/11/2021
SR 20210875818 - File Number 5880916

CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF 6D BYTES INC.

6d bytes inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

1. That the name of this corporation is 6d bytes inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 16, 2015 under the name 6D Company.

2. That the Board of Directors of this corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending the Certificate of Incorporation as follows:

The first paragraph of Article Fourth of the Amended and Restated Certificate of Incorporation is hereby amended in its entirety to read as follows:

> "**A.** The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 36,964,360 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 16,889,412 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

3. This Certificate of Amendment was duly adopted by the stockholders of this corporation in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be executed by its duly authorized officer as of March 10, 2021.

By: ______________________
Vipin Jain, Chief Executive Officer